Exhibit 97.1
EQUIFAX INC.

DODD-FRANK COMPENSATION RECOVERY POLICY

Effective Date
This Policy shall apply to any Incentive Compensation received on or after October 2, 2023.

Statement of Policy

Subject to the exceptions set forth below, following an Accounting Restatement, Equifax Inc. (the “Company”) shall recover reasonably promptly the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the Incentive Compensation that would have been received by such Covered Executive taking into account the Accounting Restatement (calculated on a pre-tax basis).

This Policy, as may be amended from time to time by the Compensation Committee (the “Committee”), will apply to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange (“NYSE”) or another national securities exchange or a national securities association. Accordingly, this Policy can apply to a person that is no longer a Company employee or a Covered Executive at the time of recovery.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.
Exceptions

The Company shall not be required to recover Incentive Compensation pursuant to this Policy if the Committee has made a determination that recovery would be impracticable and one of the following conditions are met:

(a)after making a reasonable and documented attempt to recover erroneously awarded Incentive Compensation, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; or

(b)based on a legal opinion of counsel acceptable to the NYSE, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or

(c)the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Definitions

“Accounting Restatement” means the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles is not an Accounting Restatement.

“Covered Executive” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a “financial reporting measure” is (i) a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements or derived wholly or in part from such measures, or (ii) the Company’s stock price or total shareholder return.

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date.

“Trigger Date” means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Administration

This Policy is intended to comply with the listing requirements of the NYSE and related SEC rules and shall be interpreted in a manner consistent with those requirements. The Committee has full authority to interpret and administer this policy. The Committee’s determinations under the policy shall be final and binding on all persons and shall be given the maximum deference permitted by law. If the Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on a reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination.

No Indemnification or Advancement of Legal Fees

The Company shall not indemnify any Covered Executives against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Non-Exclusive Remedy

Recoupment of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, any rights of the Company to recoup Incentive Compensation from Covered Executives under applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any employment agreement, equity award agreement, or similar agreement with a Covered Executive.
Adopted by the Compensation Committee of the Board of Directors on November 1, 2023
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